April 5, 2019
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999700-0407

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Ms. Christina DiAngelo Fettig Senior Staff Accountant U.S. Securities and Exchange Commission Division of Investment Management, Disclosure Review Office 100 F Street N.E. Washington, D.C. 20549
Re:	Perritt Funds, Inc. (File Nos. 333-114371 and 811-21556)
Registration Statement on Form N‑1A, as filed on February 28, 2018
Annual Report on Form N-CSR for the Fiscal Year Ended October 31, 2018, as filed December 28, 2018

Dear Ms. Fettig:
On behalf of our client, Perritt Funds, Inc. (the "Registrant"), set forth below is the Registrant's response, on behalf of each of its series (each a "Fund" or, collectively, the "Funds"), to oral comments of the Staff (the "Staff") of the Securities and Exchange Commission on the Registration Statement and Annual Report referenced above. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Registrant's responses (in regular type).
If the Staff would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.
Registration Statement on Form N-1A

1. Each Fund that reflects an ownership interest in a sector that is in excess of 25% in the Annual Report, should include sector risk in the prospectus.
Fund	Sector	10/31/18
Perritt MicroCap Opportunities Fund	Industrials	27.15%
Response:  In future filings, the Registrant will update the prospectus and summary prospectuses to include sector risk for a Fund if it had a significant amount of its net assets (e.g., greater than 25%) invested in a single sector or if it consistently focused in a particular sector (e.g., a period of three or more years).

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
April 5, 2019

Annual Report on Form N‑CSR

2. In the shareholder letter, please include a broader and more complete discussion of items that impacted the Funds' performance in comparison to the primary benchmarks.
Response:  In future filings, the Registrant will include a broader and more complete discussion of items that impacted the Funds' performance in comparison to the primary benchmarks.
3. The graphical depiction of the holdings chart for the Perritt MicroCap Opportunities Fund contains the following disclosure: "Percentages are based on total investments, at value".   However, the graphical depictions of holdings for the other Funds appear to have omitted this disclosure from the chart.
Response:  In future filings, the Registrant will include the referenced disclosure for all Funds.
4. Item 4 of Form N-CSR contains disclosure regarding tax fees paid to the auditor, but does not contain sufficient detail regarding these fees. Please provide more details on the tax fees.
Response:  In future filings, the Registrant will include more detail on the tax fees paid to the auditor.
* * *
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer